Exhibit 99.1

Silicon Motion Announces 50% Annual Dividend Increase

HONG KONG and MILPITAS, Calif., October 24, 2017 –Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”), a global leader in designing and marketing NAND flash controllers for solid state storage devices, announces today its annual cash dividend of $1.20 per ADS, a 50% increase from the $0.80 per ADS declared last year.

As the Company’s growth and profitability have been strong, the Board has decided to increase its annual dividend payment to $1.20 per ADS1,2 which will be paid in four quarterly installments of $0.30 per ADS3 according to the following anticipated record and payment dates:

Record Date	Payment Date
November 9, 2017	November 23, 2017
February 12, 2018	February 27, 2018
May 10, 2018	May 23, 2018
August 9, 2018	August 22, 2018

The Company’s depository bank’s DR books will be closed for issuance and cancellation on each of the record dates.

“Our Board has decided to increase the Company’s annual dividend to further enhance shareholder returns,” said Wallace Kou, President and CEO of Silicon Motion. “We have a business that continues to generate strong free cash flow and remain excited about our business outlook.”

The payment of the annual dividend to be paid in quarterly installments will be made according to the anticipated record and payment dates unless subsequently changed by the Board. The declaration and payment of future cash dividends are subject to the Board’s continuing determination that the payment of dividends are in the best interests of the Company’s shareholders and are in compliance with all laws and agreements of the Company applicable to the declaration and payment of cash dividends.

[1]	One ADS is equivalent to four ordinary shares.
[2]	$1.20 per ADS is equivalent to $0.30 per ordinary share.
[3]	$0.30 per ADS is equivalent to $0.075 per ordinary share.

ABOUT SILICON MOTION:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and solutions and ship over 750 million NAND controllers annually, more than any other company in the world. Our controllers are widely used in embedded storage products such as SSDs and eMMCs which are found in smartphones, PCs and industrial and commercial applications. We also supply specialized high-performance hyperscale datacenter and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; the payment or non-payment of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 28, 2017, as amended on May 2, 2017. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contacts:
Jason Tsai	Selina Hsieh
Senior Director of IR and Strategy	Investor Relations
E-mail: ir@siliconmotion.com	E-mail: ir@siliconmotion.com